

May 21, 2015

Via E-mail

Ronald L. Samuels
Chief Executive Officer
Avenue Financial Holdings, Inc.
111 10th Avenue South, Suite 400
Nashville, TN 37203

> **Re:** **Avenue Financial Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 8, 2015**
> **File N0. 333- 203998**

Dear Mr. Samuels:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Cover Page

1. Please check the Rule 415 box on cover page and include the Rule 415 undertakings in Part II, Item 17 of this registration statement.

Selling Securityholders – page 11

2. With respect to selling security holders who are not natural persons, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the Notes to be offered by these security holders. For guidance, please refer to CDI 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Plan of Distribution, page 17

3. Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney